Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2023 and 2022 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Euros.

Overview

We are a clinical-stage immuno-oncology company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates represent an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. One of the most potent cells of the human defense arsenal are types of white blood cells called innate immune cells (Natural Killer cells, or NK cells, and macrophages). Leveraging our fit-for-purpose ROCK® (Redirected Optimized Cell Killing) platform, we develop proprietary, next-generation bispecific antibodies, so-called innate cell engagers, which are designed to direct innate immune cells and establish a bridge to cancer cells. Our innate cell engagers have the ability to bring innate immune cells into the proximity of tumor cells and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture with four binding domains, our innate cell engagers bind to their targets with high affinity and have half-lives that allow for regular intravenous administration. Different dosing schemes are being explored to allow for improved exposure in relapsed and refractory cancer patient populations. Based on their mechanism of action as well as the preclinical and clinical data we have generated to date, we believe that our product candidates as monotherapy or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients, and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the innate cell engager space, we are also developing novel antibody formats with the potential to tailor innate cell-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and payments for collaborative research and development services. Through September 30, 2023, we have raised an aggregate of approximately €570.4 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of September 30, 2023, we had an accumulated deficit of €515.9 million.

Notwithstanding our collaborations with Genentech Inc. (“Genentech”) and Roivant Sciences Ltd. (“Roivant”), we expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck s.r.o., our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck discovers and optimizes human therapeutic antibodies with a versatile technology platform. Tailored to the specific needs of its customers and their desired target product profiles, AbCheck designs a personalized approach leveraging both cutting edge (e.g., microfluidics, rabbit mass humanization) and classical (e.g., phage/yeast display libraries) technologies to provide high quality leads. In addition to providing candidates for Affimed projects, AbCheck has multiple partnerships throughout the U.S. and Europe with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others. We have one U.S. subsidiary, Affimed Inc., with senior employees in finance, investor relations, business development, corporate strategy, communication and medical/clinical operations.

Recent Developments

In January 2023, the FDA issued a written response to our pre-investigational new drug (“IND”) meeting request for the AFM13 and Artiva’s AlloNK® (also known as AB-101) co-administered combination therapy in relapsed/refractory Hodgkin lymphoma and the exploratory arm evaluating the combination in r/r CD30-positive peripheral T-cell lymphoma.

In March 2023, we announced that the first patient was dosed in a phase 1 multicenter, open label, first-in-human dose escalation study of the innate cell engager (ICE®) AFM28 monotherapy in patients with CD123-positive relapsed/refractory (r/r) acute myeloid leukemia (AML). AFM28 efficiently directs natural killer (NK) cells to CD123-positive leukemic cells in our preclinical models, including blasts and leukemic stem and progenitor cells, inducing their depletion in samples of patients with AML and myelodysplastic syndrome (MDS).

In April 2023, we received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, for the last thirty consecutive business days, the bid price for the Company’s common shares had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided an initial period of 180 calendar days, or until October 2, 2023, to regain compliance. As the common shares remained below the minimum bid price, the Company applied for a transfer of its common shares from The Nasdaq Global Select Market to The Nasdaq Capital Market. On October 4, 2023 the Company announced that it had received approval from the Listing Qualifications Department of the Nasdaq to transfer the listing of its shares from the Nasdaq Global Market to the Nasdaq Capital Market. This transfer was effective as of the opening of business on October 4, 2023 and provides the Company with an additional 180 calendar days, or until April 1, 2024, to regain compliance. This announcement had no immediate effect on the listing or trading of the Company’s common shares and the Company’s shares continue to trade under the “AFMD” ticker symbol. The Company intends to monitor the bid price of its common shares and consider available options to regain compliance with the Minimum Bid Price Rule, such as effecting a reverse stock split, for which authorization was given during the Company’s annual shareholder meeting in June 2023.

In April 2023, we announced the final results from our phase 2 REDIRECT study investigating our innate cell engager (ICE®) AFM13 monotherapy in patients with heavily pretreated advanced-stage r/r PTCL. The results were presented at the American Association for Cancer Research (AACR) Annual Meeting by Dr. Won Seog Kim, Professor of Hematology-Oncology at Samsung Medical Center in Seoul and a principal investigator for the study, and established that AFM13 monotherapy showed efficacy in the treatment of relapsed/refractory peripheral T cell lymphoma (r/r PTCL) patients with a differentiated safety profile. As stated above, primary efficacy measures include an ORR of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival and overall survival. Median DoR was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months. PFS and OS were comparable with currently approved therapies for r/r PTCL. Of all PTCL subsets, patients with AITL exhibited the highest ORR (53.3%) and CR (26.7%) with DoR not meaningfully different across the various subsets. The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Most common TEAEs were IRR (25%), neutropenia (10.2%) and pyrexia (8.3%). No AFM13-related fatal toxicities were observed.

In April 2023, Affimed conducted a reorganization of its operations to focus on the Company’s three clinical stage development programs. As a result of the reorganization, the Group reduced its full-time equivalent headcount by approximately 25%. As a result of the reorganization, the Group incurred a one-time expenditure for termination payments of €1.1 million during the second quarter of 2023. Some of this one-time cash expenditure has been set-off by cost savings during the third quarter and further savings are expected in the remainder of 2023.

In May 2023, we announced the FDA clearance of our IND application for a clinical study evaluating the combination of AFM13 and AlloNK®, LuminICE-203. The phase 2 study will be open-label, multi-center, multi-cohort study with a run-in phase followed by a dose optimization and an expansion phase. The study will evaluate the safety and efficacy of AFM13 in combination with AB-101 in patients with relapsed / refractory classical HL (cHL) and CD30-positive PTCL. In September 2023, we announced that the FDA has granted Affimed fast track designation for the combination of AFM13 and AlloNK®. We initiated enrollment into the study in September 2023 and we expect to report initial data from the study in the first half of 2024.

In June 2023, at the American Society of Clinical Oncology (ASCO) Annual Meeting we presented safety and efficacy data from the EGFR mutant NSCLC expansion cohort of our ongoing AFM24-101 phase 1/2 study investigating innate cell engager (ICE®) AFM24 as monotherapy. The AFM24 EGFR mutant NSCLC cohort is part of the AFM24-101 open-label, non-randomized, multi-center, phase 1/2a study (NCT04259450) investigating the safety, tolerability, and preliminary efficacy of AFM24 monotherapy in patients with advanced or metastatic EGFR+ solid tumors. Other cohorts being investigated included colorectal cancer (CRC) and renal carcinoma

(RCC). At the planned interim analysis, 15 patients with EGFR mutant NSCLC and a median of 2 prior lines of therapy had been treated with a median of 11 doses of AFM24. As of the cut-off date, the data showed clinical activity and signals of anti-tumor activity in 7 out of 15 heavily pre-treated patients, including two confirmed partial responses and five patients with stable disease resulting in an objective response rate of 13% and a disease control rate of 47%. Concurrent with the presentation, we announced our intention to focus near-term clinical development of AFM24 on the combination with atezolizumab (AFM24-102), and announced the discontinuation of both AFM24-101 and AFM24-103 (combination with SNK01 autologous NK cells).

In July 2023, we announced that an abstract with clinical trial results of our ICE® AFM24 in combination with NKGen Biotech’s SNK01 (autologous non-genetically modified NK cells), has been accepted for a poster presentation at the ASCO Breakthrough conference from 3-5 August 2023 in Yokohama, Japan. The presentation includes dose escalation phase data on safety and efficacy of the ICE® AFM24 phase 1 study in patients with advanced or metastatic EGFR-expressing solid tumors (NCT05099549). As of June 2023, seven patients with a mean number of five prior therapies received the combination of AFM24 and SNK01. No unexpected or dose-limiting toxicities were observed, and the PK properties were similar to AFM24 monotherapy. The best objective response was stable disease in three out of the seven patients, including patients with heavily pretreated microsatellite stable colorectal cancer (MSS CRC). Despite these data, Affimed and NKGen Biotech mutually decided to discontinue the presented study. In line with Affimed’s NK cell combination experience for AFM13, Affimed is currently evaluating the best option to advance AFM24 with an allogeneic off-the-shelf NK cell product.

In October 2023, the Company received written feedback from the FDA on its request for a Type C meeting for LuminICE-203. The FDA is highly engaged in supporting the progress and design of the study evaluating the combination of AFM13 and AlloNK® as evidenced by the fast-track designation and Type C meeting feedback. According to written feedback for the Type C meeting, the LuminICE-203 study, designed based on the FDA’s recommendations and guidelines, could support accelerated approval, depending on the demonstrated magnitude of clinical benefit. In addition, the FDA agreed with Affimed’s approach to address the contribution of single components by adding a cohort to the study evaluating AlloNK®/IL-2 only.

In November 2023, the Company announced two upcoming presentations on AFM13 at the American Society of Hematology (ASH) 2023 Annual Meeting. The first presentation gives an update on the AFM13-104 phase 1/2 trial evaluating AFM13 in combination with cord blood-derived natural killer cells (cbNK) in patients with CD30-positive relapsed or refractory (r/r) Hodgkin and non-Hodgkin lymphomas. The second presentation will be a poster featuring the design of Affimed’s phase 2 LuminICE-203 clinical trial investigating AFM13 in combination with Artiva’s AlloNK®.

In November 2023, the Company announced that the International Nonproprietary Names (INN) Expert Committee of the World Health Organization (WHO) has selected “acimtamig” for the nonproprietary name of the Company’s investigational drug for CD30-positive Lymphomas, previously known as AFM13. Following the WHO nomenclature scheme, the name recognizes the drug as a tumor targeting bispecific antibody. Throughout this management’s discussion and analysis we continue to use AFM13 for any disclosure in conjunction with acimtamig.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Item 4. Information on the Company—B. Business Overview—Collaborations” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates widely from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. The following is a summary of completed and ongoing research and development activities for AFM13:

•

In January 2023, the U.S. Food and Drug Administration (“FDA”) issued a written response to our pre-investigational new drug (“IND”) meeting request for the AFM13 and Artiva Biotherapeutics, Inc. AB-101 co-administered combination therapy in relapsed/refractory Hodgkin lymphoma and the exploratory arm evaluating the combination in r/r CD30-positive peripheral T-cell lymphoma. Based on the written response, Affimed submitted and received clearance from FDA for an IND application during the second quarter of 2023. We initiated enrollment into the study in September 2023 and we expect to report initial data from the study in the first half of 2024.

•

In November 2023, we announced a data update to be presented at the ASH 2023 Annual Meeting from the ongoing phase 1/2 study of the Company’s lead innate cell engager (ICE®) AFM13 precomplexed with cord blood-derived natural killer (cbNK) cells in patients with CD30-positive relapsed or refractory (R/R) Hodgkin and Non-Hodgkin lymphomas. A total of 42 patients were enrolled in the study with 36 patients treated at the recommended phase 2 dose (RP2D). All patients were heavily pretreated and refractory to their most recent line of therapy with active progressive disease at the time of enrollment. As of the July 23 cut-off date, the treatment regimen achieved an objective response rate (ORR) of 94.4% with a complete response rate of 72.2% in the patients treated at the RP2D. In addition, the treatment regimen demonstrated a good safety and tolerability profile with no cases of cytokine release syndrome (CRS), immune effector cell-associated neurotoxicity syndrome (ICANS) or graft versus host disease (GVHD) of any grade.

•

In December 2022, we released topline data from our phase 2 REDIRECT study investigating AFM13 monotherapy in patients with advanced-stage R/R Peripheral T Cell Lymphoma. Primary efficacy measures include objective response rate of 32.4% and a CR rate of 10.2%. Key secondary and exploratory outcome measures include safety, durability of response, progression free survival (PFS) and overall survival (OS). The safety profile of AFM13 was well managed and consistent with previously reported data of prior and ongoing clinical studies with AFM13. Median duration of response (DoR) was 2.3 months, median PFS was 3.5 months and median OS was 13.8 months. Based on the compelling data seen in Hodgkin lymphoma for the combination of AFM13 with cord blood-derived NK cells in the AFM13-104 study, we believe that the combination with AlloNK® has a higher probability to deliver increased anti-tumor activity and a more durable clinical benefit to address the unmet need in this patient population. Accordingly, we do not intend to pursue an accelerated approval for AFM13 monotherapy in PTCL and will focus investment on clinical development in the combination of AFM13 with Artiva’s AlloNK® NK cell product.

•

In November 2022, we announced a new strategic partnership with Artiva Biotherapeutics (“Artiva”) to jointly develop, manufacture, and commercialize a combination therapy of ICE® AFM13 and Artiva’s cord blood-derived, cryopreserved off-the-shelf allogeneic NK cell product candidate, AlloNK®. Under the terms of the agreement, Affimed and Artiva will pursue the development of the AFM13/AlloNK® combination treatment in the United States on a co-exclusive basis. Affimed will lead regulatory activities through Phase 2 and any confirmatory studies. Affimed will be responsible for funding clinical study costs through Phase 2, while Artiva will be responsible for the costs of supplying AlloNK® and IL-2 for such studies. The companies will share confirmatory study costs on a 50/50 basis. Both companies will retain commercialization and distribution rights and book sales for their respective products. Affimed will be responsible for promotional activities and expenses of the combination therapy. Pursuant to the agreement, revenues from the combination will be shared, with Affimed receiving 67% of the combination therapy revenue and Artiva receiving 33%.

We anticipate that our research and development expenses in the remainder of 2023 for AFM13 will increase compared to those for 2022 due to the continuation of the existing clinical studies, pre-clinical studies and the scale-up of the production of AFM13 for commercial purposes.

•

AFM24. AFM24, a tetravalent, bispecific epidermal growth factor receptor, and CD16A-binding innate cell engager. Affimed reported data from the phase 2a phase of its ongoing monotherapy study at the American Society of Clinical Oncology Annual Meeting in June 2023. At the planned interim analysis, 15 patients with EGFR mutant NSCLC and a median of 2 prior lines of therapy had been treated with a median of 11 doses of AFM24. As of the cut-off date, the data showed clinical activity and signals of anti-tumor activity in 7 out of 15 heavily pre-treated patients, including two confirmed partial responses and five patients with stable disease resulting in an objective response rate of 13% and a disease control rate of 47%. In addition, Affimed reported data from its combination study with SNK01 in July 2023 and expects to report data from its combination study with atezolizumab in December 2023. We anticipate that our research and development expenses in the remainder of 2023 for AFM24 will decrease compared to those in 2022 due to our decision to focus near-term clinical development on the combination with atezolizumab.

•

AFM28. AFM28 is designed to bind to CD123, an established target in myeloid malignancies. We chose CD123 as it is almost universally expressed on leukemic blasts and leukemic stem cells in patients with AML, both at diagnosis and at relapse, and independently of cytogenetic risk. AFM28 is being developed for the treatment of patients with acute myeloid leukemia. In June 2022, we submitted an IND to the FDA for AFM28. Following feedback from the FDA related to the design of the dose escalation study, we made a strategic decision to voluntarily withdraw the IND and to focus early clinical development of AFM28 in jurisdictions outside of the U.S. The Company initiated recruitment into a phase 1 clinical study in the first quarter of 2023.

•

Other projects and infrastructure costs. Our other research and development expenses relate to our Roivant and Artiva collaborations, and early-stage development/discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will decrease in 2023 due to decreased early-stage development/discovery activities and the reorganization as already mentioned under recent developments.

Results of Operations

The financial information shown below was derived from our unaudited consolidated interim financial statements for the three month periods ended September 30, 2023 and 2022. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended September 30, 2023 and 2022

	Three months ended September 30,
	2023	2022
	(unaudited)
	(in € thousand)
Total Revenue	1,962	14,888
Other income (expenses)—net	(6)	118
Research and development expenses	(21,498)	(26,126)
General and administrative expenses	(5,381)	(8,089)
Operating loss	(24,923)	(19,209)
Finance income/(costs)—net	568	2,719
Loss before tax	(24,355)	(16,490)
Income taxes	0	0
Loss for the period	(24,355)	(16,490)
Other comprehensive loss	0	(73)
Total comprehensive loss	(24,355)	(16,563)
Basic loss per common share in € per share (undiluted = diluted)	(0.16)	(0.11)

Revenue

Revenue decreased to €2.0 million in the three months ended September 30, 2023 from €14.9 million for the three months ended September 30, 2022. Revenue in the three months ended September 30, 2023 relates predominantly to the Roivant collaboration with €1.6 million, while 2022 predominantly related to the Genentech and Roivant collaborations with €9.9 million and €5.0 million respectively. Revenue from the Roivant collaboration in the three months ended September 30, 2023 was comprised of revenue recognized for collaborative research services performed during the quarter. As the research activities for Roivant have been completed, no additional revenue from collaborative research services is expected during the remainder of 2023. As of September 30, 2023, Affimed had completed all work on the product candidate and was finalising the refunding of funds not utilised for the research plan of €1.7 million. As of September 30, 2023, the liability from the refunding is included under trade and other payables (December 31, 2022: contract liabilities €8.6 million). Revenue from the Genentech collaboration declined as compared to the prior year period due to the fact that, as of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech.

Research and development expenses

	Three months ended September 30
	2023	2022	Change%
	Unaudited
R&D Expenses by Project	(in € thousand)
Project
AFM13	10,559	5,129	106%
AFM24	3,693	7,192	(49%)
AFM28	1,335	1,308	2%
Other projects and infrastructure costs	4,941	9,801	(50%)
Share-based payment expense	970	2,696	(64%)
Total	21,498	26,126	(18%)

Research and development expenses amounted to €21.5 million in the three months ended September 30, 2023 compared to research and development expenses of €26.1 million in the three months ended September 30, 2022. The variances in project-related expenses between the projects for the three months ended September 30, 2023 and the corresponding period in 2022 are mainly due to the following:

•

AFM13. In the three months ended September 30, 2023 we incurred higher expenses (106%) than in the three months ended September 30, 2022 primarily due to the increase of costs for the scale-up of manufacturing of AFM13 for commercial purposes and clinical trial costs.

•	AFM24. In the three months ended September 30, 2023, we incurred lower expenses (49%) than in the three months ended September 30, 2022 due to a reduction in costs for manufacturing activities.

•	AFM28. In the three months ended September 30, 2023, we incurred slightly higher expenses (2%) than in the three months ended September 30, 2022.

•

Other projects and infrastructure costs. In the three months ended September 30, 2023, expenses were lower (50%) than in the three months ended September 30, 2022. This is partially due to a decline in costs incurred with respect to certain of our collaboration projects, such as the Roivant and Genentech collaboration, for which we have completed the work assigned to us under the respective collaboration agreements. The cost reduction is also due to the reorganization and the reduced costs for early-stage development/discovery activities, headcount and other infrastructure.

•

Share-based payment expenses. In the three months ended September 30, 2023, we incurred lower expenses (64%) than in the three months ended September 30, 2022 mainly due to a decrease in the underlying fair value of newly issued share options.

General and administrative expenses

General and administrative expenses amounted to €5.4 million in the three months ended September 30, 2023 compared to €8.1 million in the three months ended September 30, 2022. The decrease of 34% was primarily due to a decline in legal and consulting expenses, as well as a decline in the share-based payment expense and insurance premiums.

Finance income/(costs)-net

Finance income for the three months ended September 30, 2023 totaled €0.6 million, compared to finance income of €2.7 million for the three months ended September 30, 2022. Finance income/costs in the three months ended September 30, 2023 primarily consisted of the interest expense incurred on the Bootstrap (formerly Silicon Valley Bank) loan, set-off by the interest earned on the financial assets, term deposits and cash balances. 2022 primarily consisted of foreign exchange gains/losses related to cash and cash equivalents denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro.

Other comprehensive income/(loss)

The Group previously held common shares in Roivant, resulting in a fair value adjustment of €0.1 million for the three months ended September 30, 2022. These common shares were all sold in 2022, and accordingly no fair value adjustment has arisen in the three months ended September 30, 2023.

Comparison of the nine months ended September 30, 2023 and 2022

	Nine months ended September 30,
	2023	2022
	(unaudited)
	(in € thousand)
Total Revenue	7,862	30,195
Other income (expenses)—net	1,121	642
Research and development expenses	(76,302)	(65,333)
General and administrative expenses	(18,507)	(23,509)
Operating loss	(85,826)	(58,005)
Finance income/(costs)—net	96	5,443
Loss before tax	(85,730)	(52,562)
Income taxes	(3)	(2)
Loss for the period	(85,733)	(52,564)
Other comprehensive loss	0	(6,846)
Total comprehensive loss	(85,733)	(59,410)
Basic loss per common share in € per share (undiluted = diluted)	(0.57)	(0.38)

Revenue

Revenue decreased from €30.2 million in the nine months ended September 30, 2022 to €7.9 million for the nine months ended September 30, 2023. Revenue in the nine months ended September 30, 2023 relates predominantly to the Roivant collaboration with €6.9 million, while revenue in the nine months ended September 30, 2022 predominantly related to the Genentech and Roivant collaborations with €17.1 million and €12.9 million respectively. Revenue from the Roivant collaboration in the nine months ended September 30, 2023 was comprised of revenue recognized for collaborative research services performed during the nine months. As the research activities for Roivant have been completed, no additional revenue from collaborative research services is expected during the remainder of 2023. As of September 30, 2023, Affimed had completed all work on the product candidate and was finalising the refunding of funds not utilised for the research plan of €1.7 million. As of September 30, 2023, the liability from the refunding is included under trade and other payables (December 31, 2022: contract liabilities €8.6 million). Revenue from the Genentech collaboration declined as compared to the prior year period due to the fact that, as of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech.

Research and development expenses

	Nine months ended September 30
	2023	2022	Change%
	Unaudited
R&D Expenses by Project	(in € thousand)
Project
AFM13	27,403	9,485	189%
AFM24	15,761	16,465	(4%)
AFM28	4,540	5,768	(21%)
Other projects and infrastructure costs	23,606	25,725	(8%)
Share-based payment expense	4,992	7,890	(37%)
Total	76,302	65,333	17%

Research and development expenses increased from €65.3 million in the nine months ended September 30, 2022 to €76.3 million for the nine months ended September 30, 2023. The variances in project-related expenses between the projects for the nine months ended September 30, 2023 and the corresponding period in 2022 are mainly due to the following:

•

AFM13. In the nine months ended September 30, 2023 we incurred higher expenses (189%) than in the nine months ended September 30, 2022 primarily due to an increase in overall clinical trial costs, the scale-up of manufacturing of AFM13 for commercial purposes as well as costs for clinical trial material.

•	AFM24. In the nine months ended September 30, 2023, we incurred lower expenses (4%) than in the nine months ended September 30, 2022 due to a reduction in costs for manufacturing activities.

•	AFM28. In the nine months ended September 30, 2023, we incurred lower expenses (21%) than in the nine months ended September 30, 2022 mainly due to lower costs for preclinical development activities.

•

Other projects and infrastructure costs. In the nine months ended September 30, 2023, expenses were lower (8%) than in the nine months ended September 30, 2022 due to a decline in costs incurred with respect to certain of our collaboration projects, such as the Roivant and Genentech collaboration, for which we have completed the work assigned to us under the respective collaboration agreements. This reduction has been partially offset by the one-time termination expenditure incurred due to the reorganization of the Group.

•

Share-based payment expenses. In the nine months ended September 30, 2023, we incurred lower expenses (37%) than in the nine months ended September 30, 2022 due to a decrease in the underlying fair value of newly issued share options.

General and administrative expenses

General and administrative expenses amounted to €18.5 million in the nine months ended September 30, 2023 compared to €23.5 million in the nine months ended September 30, 2022. These costs have declined (21%) mainly as a result of a decline in legal and consulting expenses, as well as a decline in share-based payment expense and insurance premiums.

Finance income / (costs)-net

Finance income for the nine months ended September 30, 2023 totaled €0.1 million, compared to finance income of €5.4 million for the nine months ended September 30, 2022. Finance income/costs in the nine months ended September 30, 2023 primarily consistent of the interest expense incurred on the Bootstrap (formerly Silicon Valley Bank) loan, set-off by the interest earned on the financial assets, term deposits and cash balances. 2022 primarily consisted of foreign exchange gains/losses related to cash and cash equivalents denominated in U.S. dollars as a result of the change in the value of the U.S. dollar compared to the Euro.

Other comprehensive income/(loss)

The Group previously held common shares in Roivant resulting in a fair value adjustment of €6.8 million for the nine months ended September 30, 2022; these shares were all sold in 2022, and accordingly no fair value adjustment has arisen in the nine months ended September 30, 2023.

Liquidity and Capital Resources

Since inception, we have not generated any revenue from product sales and we have incurred significant operating losses. We have funded our operations to date primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and payments from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the nine months ended September 30, 2023 and 2022:

	Nine months ended September 30,
	2023	2022
	(unaudited)
	(in € thousand)
Net cash used in operating activities	(84,827)	(73,932)
Net cash used for/generated from investing activities	(37,466)	3,479
Net cash used in/generated from financing activities	(4,824)	89,140
Exchange rate related changes of cash and cash equivalents	(352)	6,578
Net changes to cash and cash equivalents	(127,117)	18,687
Cash and cash equivalents at the beginning of the period	190,286	197,630
Cash and cash equivalents at the end of the period	62,817	222,895

Net cash used in operating activities of €84.8 million in the nine months ended September 30, 2023 is higher than net cash used in operating activities in the nine months ended September 30, 2022 (€73.9 million) mainly due to higher cash expenditure for research and development. Net cash used in operating activities in the nine months ended September 30, 2023 also includes changes in working capital totaling €10.0 million, primarily due to changes in other assets and prepaid expenses, trade and other payables as well as contract liabilities. Net cash used in operating activities for future periods is expected to decrease due to a continued reduction in operating expenses over the next several quarters due to the reorganization we conducted in April 2023, the completion of our work on the Genentech and Roivant collaborations, the completion or wind down of certain clinical activities such as AFM13-202, AFM13-104, AFM24-101 and AFM24-103, and the timing of certain manufacturing expenses for AFM13, which were weighted towards the first two quarters of 2023.

The investing activities in the nine months ended September 30, 2023 primarily related to the investment in Government treasury bonds and the acquisition of equipment for the new premises, while the cash generated in investing activities for the nine months ended September 30, 2022 were largely from the sale of the Roivant shares. Net cash used in financing activities in the nine months ended September 30, 2023 (€4.8 million) resulted primarily from the payment of lease liabilities and the Bootstrap loan, while the cash generated in the nine months ended September 30, 2022 resulted primarily from the proceeds of a public equity offering.

Cash and Funding Sources

Our cash and cash equivalents and short term financial assets (German and US Government treasury bonds) as of September 30, 2023 totaled €97.5 million, compared with €190.3 million as of December 31, 2022. Funding sources generally comprise proceeds from the issuance of equity instruments, payments from collaboration agreements and loans.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. In addition, we expect that we will require additional capital to commercialize our product candidates, including AFM13, AFM24 and AFM28. If we receive regulatory approval for AFM13, AFM24, AFM28 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also continue to incur substantial costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Based on our current operating and budget assumptions, we believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements into 2025. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended September 30, 2023, the Company invested a significant part (€34.7 million) of its liquidity in German and US Government treasury bonds with maturities of no more than six months. Based on the counterparties and the structure of these securities, the Company estimates the credit risk and price risk to be insignificant. During the three months ended September 30, 2023, there were no additional significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results Overview—Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2023 and 2022 with regard to the impact of recent accounting pronouncements.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with a history of operating losses; as of September 30, 2023, our accumulated deficit was €515.9 million;

•

the possibility that our clinical trials may be delayed or put on clinical hold, for example, due to slower than expected enrollment or regulatory actions, or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials, or expectations based on these preclinical studies and clinical trials;

•	our reliance on contract manufacturers and contract research organizations over which we have limited control;

•

our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•

our dependence on the success of AFM13, AFM24 and AFM28 (which are still in clinical development) and certain of our other product candidates, each of which may eventually prove to be unsuccessful or commercially not exploitable;

•

the success of the Affimed-Artiva partnership, including in relation to the fact that the current clinical data of AFM13 in combination with NK cell therapy is based on AFM13 precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to AB-101, which is a cryopreserved allogeneic cord blood-derived NK cell that we anticipate will be co-administered with AFM13;

•	uncertainty surrounding whether any of our product candidates will gain regulatory approval, which is necessary before they can be commercialized;

•

decisions made by the FDA and other regulatory authorities with respect to the development and commercialization of our products, including decisions regarding accelerated approval with respect to the LuminICE-203 study design;

•

the outcome of any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including our receipt of any milestone payments or royalties or any future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	future legislation may materially impact our ability to realize revenue from any approved and commercialized products;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•

our reliance on our current strategic relationships with Roivant, Artiva, The MD Anderson Cancer Center, and Genentech and the potential failure to enter into new strategic relationships or difficulties with our strategic partners that may slow the progress of our joint developments or lead to the termination of a partnership and the need to enter into a new one, all of which could take substantial time and attention of our management team;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on retaining our key personnel and recruiting additional qualified personnel;

•	the length and severity of the COVID-19 pandemic and its impact on our business, including our supply chain, clinical trials and operations;

•

the impact on our business of macroeconomic trends, political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict and the instability in the banking sector experienced in the first quarter of 2023; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in the Annual Report.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Additionally, some of the risks and uncertainties identified above may be amplified by the COVID-19 pandemic. It is not possible to predict or identify all such risks. There may be additional risks that we consider immaterial or which are unknown. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.